Oscar Gruss & Son Incorporated

Statement of Financial Condition

As of December 31, 2018

Oscar Gruss & Son Incorporated

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 9



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Oscar Gruss & Son Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oscar Gruss & Son Incorporated's management. Our responsibility is to express an opinion on Oscar Gruss & Son Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Oscar Gruss & Son Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Oscar Gruss & Son Incorporated's auditor since 2017.
Livingston, New Jersey
March 1, 2019

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Oscar Gruss & Son Incorporated

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 3,906,064
Due from clearing broker, including clearing deposit of $258,003	1,114,558
Commission receivable from other broker-dealers and customers	1,557,608
Property and equipment, net	214,345
Due from affiliates	376,764
Restricted cash	279,244
Other assets	230,968
Total assets	**$ 7,679,551**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued compensation payable	$ 1,039,881
Accounts payable and accrued expenses	829,400
Due to affiliates	223,908
Deferred rent	40,166
Income taxes payable	326,893
Interest payable	300,000
Subordinated borrowings	3,000,000
Total liabilities	**5,760,248**

Stockholder's Equity:

Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid in capital	2,594,980
Accumulated deficit	(1,109,608)
Total stockholder's equity	**1,919,303**
Total liabilities and stockholder's equity	**$ 7,679,551**

See Notes to Financial Statements.

Notes to Financial Statements

Note 1.   **Operations and Principal Business Activity**

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities broker-dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customer's prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income and foreign exchange currency. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The

Note 1.   Operations and Principal Business Activity (continued)

clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Branch Offices: The Company currently has four branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing broker-dealer for transactions and customers located primarily in Israel. The Company has a branch office in Chicago, Illinois. This branch functions exclusively as a research facility with no transactions being generated. In December 2018, the Company opened up a branch office in London, United Kingdom. This branch office generates revenue in FX transactions.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant financial risk. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: Effective January 1, 2018, the Company adopted FASB Rule ASC 606, "Revenue from Contracts with Customers". The rule provides

Note 2.   Summary of Significant Accounting Policies (continued)

guidance on the recognition of revenue from customers. Implementing this policy does not change any of the Company's prior revenue and expense recognition policies.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Equity and credit research fees are paid to the Company for providing equity and credit research. Revenue is recognized once an arrangement exists and access to research has been provided. The Company had research income receivable of approximately $69,000 at December 31, 2018, and is included in other assets on the accompanying statement of financial condition.

Foreign Currency: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Gains or losses resulting from foreign currency transactions are included in commission revenue in the statement of operations, and do not have a material impact on its financial condition. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no uncertain tax positions.

Fair Value of Financial Instruments: At December 31, 2018, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker, commission receivable from other broker-dealers and customers, and accounts payable and accrued expenses approximate their fair values due to the nature of their short term maturities.

Note 2.   Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements:

Leases: In February 2016, FASB issued ASU No. 2018-02, *Leases* ("ASU 2018-02"). This update requires that, at lease inception a lease is recognized in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for financial leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company evaluated the effect of the ASU, and determined there is no material effect on stockholder's equity and related disclosures or on net capital, as a result of the SEC's no-action letter.

Note 3.   Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At December 31, 2018, the receivables from the clearing broker represent a cash deposit of $258,003 maintained at the clearing broker and commissions receivable earned of approximately $857,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2018, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2018, these balances were fully collateralized by securities owned by the customers.

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$ 125,270
Furniture & fixtures	16,145
Leasehold Improvements	205,258
Software	202,900
	549,573
Less accumulated depreciation and amortization	335,228
	$ 214,345

Note 5.   Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures December 31, 2020, and the interest expense was $300,000 for the year ended December 31, 2018.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 6.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market.

Net capital changes from day to day. At December 31, 2018, the Company had net capital of $2,553,493, which was $2,303,493 in excess of the minimum net capital requirement of $250,000.

The Company is also subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2018, the Company's net capital for purposes of reporting to the CFTC is the same as described in the preceding paragraph.

Note 7.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8.   Income Taxes

In 2018, the Company recorded a net deferred tax asset of approximately $91,000 related to New York State and New York City net operating loss carry forwards of approximately

Oscar Gruss & Son Incorporated

Notes to Financial Statement

Note 8.   Income Taxes (continued)

$270,000, as well as for the tax effect of the book to tax timing differences for depreciation, rent and compensation. The net operating losses can be utilized to offset taxable income through 2035.

Note 9.   Related Party Transactions

The Company earned commission income of approximately $1,464,000 for the year ended December 31, 2018 from Makor Securities London Limited ("Makor"), an affiliate, relating to transactions with the affiliate. This amount includes but is not limited to introducing broker fees for derivatives of approximately $594,000. It also includes approximately $816,000 of commission sharing for transactions introduced to the affiliate. Commission sharing is for European equities, FX transactions, fixed income and research, and was approximately $195,000, $558,000, $53,000 and $10,000, respectively. Additionally, the Company executes transactions for Makor per an agreement, which generated revenue of approximately $54,000. The Company had an amount due to affiliate relating to these transactions of approximately $199,000 at December 31, 2018.

Beginning October 2018, the Company no longer shared commissions with Makor for FX transactions. The Company earned approximately $1,560,000 in these FX transactions for the year ended December 31, 2018. At the same time, the Company entered into an agreement with Makor for FX consulting services. This expense was $1,350,000 for the year ended December 31, 2018. Makor collects the commissions on behalf of the Company from the FX clearing broker. The Company had amount due to the affiliate relating to these transactions of approximately $24,000 at December 31, 2018.

From January 1, 2018 through September 30, 2018, pursuant to a service agreement between the Company and Makor OG Limited (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to daily operations. Expenses allocated to the Company by the Branch amounted to approximately $908,000 for the year ended December 31, 2018. In October 2018, the Company and the Branch entered into a new agreement, based on a commission allocation calculation of revenues generated by the Branch. Commissions allocation expenses, relating to this agreement, totaled approximately $35,000 for the year ended December 31, 2018. Furthermore, the Company pays expenses, which it is fully reimbursed for, on behalf of the Branch. At December 31, 2018, the Company had a receivable due from the affiliate of approximately $377,000, for the above related transactions.

In 2018, the Company contracted with a related party to develop a computer software database, and the maintenance of that software database. Included in this contract, the Company retained access to a proprietary web portal, to be used internally. For the year ending December 31, 2018, the Company incurred a cost of $200,000 for the computer

Note 9.   **Related Party Transactions (continued)**

software database, $60,000 for the maintenance, and $30,000 for the web portal. Lastly, the Company engaged the consulting services of the affiliate for their expertise in alternative assets. This expense was $120,000 for the year ended December 31, 2018. These amounts are included on the accompanying statement of financial condition.

Note 10.   **Subsequent Events**

The financial statements were approved by management and available for issuance on March 1, 2019. Subsequent events have been evaluated through this date.